UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
WEYERHAEUSER COMPANY
A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:     Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Salaried and NORPAC 401(k) Plan statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, together with report of Independent Registered Public Accounting Firm.

Exhibit:     Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Salaried and NORPAC 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Date:	June 20, 2014

By:	/s/ Greg Thiessen
Greg Thiessen
Chairman
Administrative Committee

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Salaried and NORPAC 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
June 20, 2014

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
(Dollar amounts in thousands)

	2013	2012
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$225,240	$213,904
Shares of registered investment company funds:
Vanguard Institutional Index Fund Institutional Plus Shares	408,617	—
Vanguard 500 Index Fund Investor Shares	—	323,451
Vanguard Extended Market Index Fund Institutional Plus Shares	197,725	—
Vanguard Extended Market Index Fund Investor Shares	—	144,523
Vanguard Prime Money Market Fund Institutional Shares	37,438	—
Vanguard Prime Money Market Fund Investor Shares	—	42,711
Vanguard Target Retirement 2010 Trust II	5,410	—
Vanguard Target Retirement 2010 Fund	—	4,257
Vanguard Target Retirement 2015 Trust II	51,273	—
Vanguard Target Retirement 2015 Fund	—	45,057
Vanguard Target Retirement 2020 Trust II	27,662	—
Vanguard Target Retirement 2020 Fund	—	16,555
Vanguard Target Retirement 2025 Trust II	63,355	—
Vanguard Target Retirement 2025 Fund	—	48,971
Vanguard Target Retirement 2030 Trust II	14,189	—
Vanguard Target Retirement 2030 Fund	—	6,454
Vanguard Target Retirement 2035 Trust II	36,905	—
Vanguard Target Retirement 2035 Fund	—	27,260
Vanguard Target Retirement 2040 Trust II	7,341	—
Vanguard Target Retirement 2040 Fund	—	3,266
Vanguard Target Retirement 2045 Trust II	19,671	—
Vanguard Target Retirement 2045 Fund	—	14,423
Vanguard Target Retirement 2050 Trust II	5,085	—
Vanguard Target Retirement 2050 Fund	—	2,932
Vanguard Target Retirement 2055 Trust II	1,624	—
Vanguard Target Retirement 2055 Fund	—	1,271
Vanguard Target Retirement 2060 Trust II	385	—
Vanguard Target Retirement 2060 Fund	—	21
Vanguard Target Retirement Income Trust II	7,317	—
Vanguard Target Retirement Income Fund	—	9,725
Vanguard Total Bond Market Index Fund Institutional Shares	70,311	—
Vanguard Total Bond Market Index Fund Investor Shares	—	86,082
Vanguard Total International Stock Index Fund Institutional Plus Shares	113,779	—
Vanguard Total International Stock Index Fund Investor Funds	—	96,842
Vanguard Wellesley Income Fund Admiral Shares	194,410	—
Vanguard Wellesley Income Fund Investor Shares	—	191,882
Weyerhaeuser Stable Value Fund	238,509	251,192
Total investments	1,726,246	1,530,779
Receivables:
Notes receivable from participants	49	0
Total receivables	49	0
Net assets reflecting investments at fair value	1,726,295	1,530,779
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,782)	(12,172)
Net assets available for benefits	$1,720,513	$1,518,607
See accompanying notes to financial statements.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013
(Dollar amounts in thousands)

Additions:
Contributions:
Company matching	$11,251
Participant	49,601
Total contributions	60,852
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	259,407
Total additions	320,259
Deductions:
Benefits paid to participants	128,328
Net increase prior to plan transfers	191,931
Plan transfers, net	9,975
Net increase	201,906
Net assets available for benefits:
Beginning of year	1,518,607
End of year	$1,720,513
See accompanying notes to financial statements.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of the Plan
The following description of the Weyerhaeuser Salaried and NORPAC 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary, certain hourly employees who are eligible for salaried benefits, and any hourly employee of Norpac Resources, Inc., a subsidiary of Weyerhaeuser at its Longview, Washington operations, are eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company or one of its subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year up to 7% of pay, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time.
The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. The Vanguard investment transactions qualify as party-in-interest and related party transactions.
The Administrative Committee changed the investment manager for the Weyerhaeuser Stable Value Fund to Invesco Advisers, Inc. on June 19, 2013.  All or a portion of the Weyerhaeuser Stable Value Fund investments may be invested in one or more of the collective investment funds of the Invesco Group Trust for Retirement Savings, a group trust for which Invesco National Trust Company serves as trustee and investment manager.  As a result, the Invesco investment transactions qualify as party-in-interest transactions. Fees paid to Invesco for the investment management services by the Master Trust amounted to $193,293 for the year ended December 31, 2013.

(b)	Plan Amendments
The Plan was amended to:

1.    merge the assets and liabilities of the Longview Timber, Corp. 401(k) and Retirement Plan into the Plan effective
December 27, 2013. The net transfer from the Longview Timber, Corp 401(k) and Retirement Plan into the Plan was $9,601,328 and is recorded in Plan transfers, net in the financial statements. Approximately $49,000 of participant loans were included in the transfer, no new loans are allowed under the Plan provisions. These participant loans are classified as notes receivable from participants on the Statement of Net Assets Available for Benefits.
2.    allow employees hired or rehired on or after January 1, 2014 to be eligible to participate in the Plan for non-
elective employer contribution purposes commencing on the first day of the first full pay period 60 days after such Employee’s date of hire or date of rehire, provided that such Employee is not eligible to participate in a defined benefit pension plan. The non-elective employer contribution is an amount equal to 5% of the participant’s pay for such pay period. The non-elective employer contribution will have the same vesting requirements as the regular 401(k) Company matching contribution and will be invested the same as the
401(k) plan deferrals or if the employee does not contribute to the Plan, the contribution will be made to the
Target Retirement Trust II option that is closest to the year the employee will reach age 65.

(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights
The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions - for and against, respectively - as shares for which the trustee receives participant voting instructions.

(d)	Contributions
The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.
Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.
The Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board); the Company matching contribution is approved at a rate of 50% on the first 6% of eligible compensation each pay period designated by each participant as the participant’s contribution. In addition to the Company matching contribution, a Company discretionary matching contribution can be made by action of the Board.
Company matching contributions are invested in accordance with each participant’s investment direction in effect at the time.

(e)	Participant Accounts
An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(f)	Vesting
Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the Company contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s defined benefit pension plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.
Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits matching contributions to the extent they are not vested. Forfeited Company contributions are used to reduce future Company contributions. During 2013, approximately $1,482,000 of forfeitures were used to reduce Company contributions. There were approximately $7,000 and $909,000 of unallocated forfeitures as of December 31, 2013 and 2012, respectively.

(g)	Investment Options
Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options listed below. If a Plan participant does not specify the investment fund in which to invest deferral or rollover contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Trust II closest to the participant’s retirement age, assuming a retirement age of 65.
Effective November 26, 2013, the investment options in the Plan were moved to lower-cost share classes, which are outlined below. The funds’ investment type, objective and degree of risk remain unchanged.

2013 Plan Options	2012 Plan Options
Weyerhaeuser Company Stock Fund	Weyerhaeuser Company Stock Fund
Vanguard Institutional Index Fund Institutional Plus Shares	Vanguard 500 Index Fund Investor Shares
Vanguard Extended Market Index Fund Institutional Plus Shares	Vanguard Extended Market Index Fund Investor Shares
Vanguard Prime Money Market Fund Institutional Shares	Vanguard Prime Money Market Fund Investor Shares
Vanguard Target Retirement 2010 Trust II	Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Trust II	Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Trust II	Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Trust II	Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Trust II	Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Trust II	Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Trust II	Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Trust II	Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Trust II	Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Trust II	Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Trust II	Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement Income Trust II	Vanguard Target Retirement Income Fund
Vanguard Total Bond Market Index Fund Institutional Shares	Vanguard Total Bond Market Index Fund Investor Shares
Vanguard Total International Stock Index Fund Institutional Plus Shares	Vanguard Total International Stock Index Fund Investor Shares
Vanguard Wellesley Income Fund Admiral Shares	Vanguard Wellesley Income Fund Investor Shares
Weyerhaeuser Stable Value Fund	Weyerhaeuser Stable Value Fund
Participants may reallocate funds in their accounts related to participant and Company contributions among the investment options offered by the Plan on a daily basis.

(h)	Valuation Frequency
Account balances are valued on a daily basis.

(i)	Payment of Benefits
Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the rollover portion of accounts may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59½. The vested interest in Company matching contributions, performance share contributions and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59½. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless otherwise elected after termination of employment. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(j)	Expenses of the Plan
Participants pay the costs of administering the Plan through a flat fee of $36 per year. Participants pay an additional fee to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by Weyerhaeuser Company 401(k) and Performance Share Master Trust (Master Trust) out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses, such as professional fees, are paid by the Company on behalf of the Plan.
(2)    Summary of Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment to state the fully benefit-responsive investment contracts at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See also Note 6: Guaranteed Investment Contracts.

(b)	Participation in the Master Trust and Unit Accounting
All of the Plan’s investments are held in the Master Trust. The Master Trust held assets of two 401(k) plans of the Company as of December 31, 2013 and 2012. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 7: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 7: Interest in Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan.

(d)	Risks and Uncertainties
The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits
Benefits are recorded when paid.

(g)	Valuation of Master Trust and Plan Investments
The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.
Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:
Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service dated December 6, 2012, stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(5)	Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of participants changing employment within the Company and related changes in their eligibility status. In 2013 Plan transfers also included $9,601,328 as a result of merging the Longivew Timber, Corp. 401(k) into the Plan.

(6)	Guaranteed Investment Contracts
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at fair value and adjusted to contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Invesco fixed income bank collective trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the Synthetic GICs held in the Master Trust are $258 million and $315 million as of December 31, 2013 and 2012, respectively. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2013 and 2012 was 1.23% and 2.53%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2013 and 2012 was 1.87% and 2.29% , respectively.

(7)	Interest in Master Trust

(a)	Values of Investments Held by the Master Trust
At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 83%. The following table presents the values of investments held by the Master Trust as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
	(Dollar amounts in thousands)
Investments:
Investment in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $841 and $343, respectively	$280,446	$267,695
Vanguard Institutional Index Fund Institutional Plus Shares	230,951	—
Vanguard 500 Index Fund Investor Shares	—	392,452
Vanguard Extended Market Index Fund Institutional Plus Shares	490,563	—
Vanguard Extended Market Index Fund Investor Shares	—	169,794
Vanguard Prime Money Market Fund Institutional Shares	43,290	—
Vanguard Prime Money Market Fund Investor Shares	—	47,483
Vanguard Target Retirement 2010 Trust II	6,144	—
Vanguard Target Retirement 2010 Fund	—	4,796

Vanguard Target Retirement 2015 Trust II	59,945	—
Vanguard Target Retirement 2015 Fund	—	53,437
Vanguard Target Retirement 2020 Trust II	32,688	—
Vanguard Target Retirement 2020 Fund	—	20,453
Vanguard Target Retirement 2025 Trust II	74,212	—
Vanguard Target Retirement 2025 Fund	—	57,965
Vanguard Target Retirement 2030 Trust II	16,400	—
Vanguard Target Retirement 2030 Fund	—	7,686
Vanguard Target Retirement 2035 Trust II	42,811	—
Vanguard Target Retirement 2035 Fund	—	31,459
Vanguard Target Retirement 2040 Trust II	8,908	—
Vanguard Target Retirement 2040 Fund	—	4,543
Vanguard Target Retirement 2045 Trust II	23,220	—
Vanguard Target Retirement 2045 Fund	—	16,857
Vanguard Target Retirement 2050 Trust II	6,639	—
Vanguard Target Retirement 2050 Fund	—	3,709
Vanguard Target Retirement 2055 Trust II	2,281	—
Vanguard Target Retirement 2055 Fund	—	1,550
Vanguard Target Retirement 2060 Trust II	543	—
Vanguard Target Retirement 2060 Fund	—	31
Vanguard Target Retirement Income Trust II	9,414	—
Vanguard Target Retirement Income Fund	—	12,243
Vanguard Total Bond Market Index Fund Institutional Shares	83,262	—
Vanguard Total Bond Market Index Fund Investor Shares	—	100,455
Vanguard Total International Stock Index Fund Institutional Plus Shares	131,890	—
Vanguard Total International Stock Index Fund Investor Shares	—	112,079
Vanguard Wellesley Income Fund Admiral Shares	232,783	—
Vanguard Wellesley Income Fund Investor Shares	—	228,060
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	6,020	5,838
Synthetic guaranteed investment contracts:
Common commingled trust funds	258,291	314,720
Wrapper contracts	41	70
Separate pooled investments	39,514	—
Vanguard Prime Money Market Fund	11,639	12,085
Pending trades and other	(282)	(307)
Total investments at fair value	2,091,613	1,865,153
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,642)	(16,207)
Total investments	$2,083,971	$1,848,946

(b)	Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Additional fair value information related to the investments held by the Master Trust as of December 31, 2013 and 2012 is provided in the following tables:

Fair Value Measurements for Master Trust at December 31, 2013
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,212,739	—	$—	$1,212,739
Collective Trust Funds	283,205	—	—	$283,205
Weyerhaeuser Company Stock Fund	—	280,446	—	280,446
Weyerhaeuser Stable Value Fund	11,639	303,584	—	315,223
Totals	$1,507,583	$584,030	$—	$2,091,613

Fair Value Measurements for Master Trust at December 31, 2012
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,265,052	$—	$—	$1,265,052
Weyerhaeuser Company Stock Fund	—	267,695	—	267,695
Weyerhaeuser Stable Value Fund	12,085	320,321	—	332,406
Totals	$1,277,137	$588,016	$—	$1,865,153

(c)	Investment Income of the Master Trust
The following table presents the investment income of the Master Trust for the year ended December 31, 2013 (dollar amounts in thousands):

Investment income:
Net appreciation/(depreciation) in fair value of investments:
Weyerhaeuser Company Stock Fund	$35,762
Vanguard Institutional Index Fund institutional Plus Shares	10,446
Vanguard 500 Index Fund	103,593
Vanguard Extended Market Index Fund Institutional Plus Shares	4,997
Vanguard Extended Market Index Fund Investor Shares	56,797
vanguard Target Retirement 2010 Trust II	36
Vanguard Target Retirement 2010 Fund	413
Vanguard Target Retirement 2015 Trust II	611
Vanguard Target Retirement 2015 Fund	6,256
Vanguard Target Retirement 2020 Trust II	406
Vanguard Target Retirement 2020 Fund	3,257
Vanguard Target Retirement 2025 Trust II	1,159
Vanguard Target Retirement 2025 Fund	9,806
Vanguard Target Retirement 2030 Trust II	281
Vanguard Target Retirement 2030 Fund	1,842
Vanguard Target Retirement 2035 Trust II	848
Vanguard Target Retirement 2035 Fund	6,626
Vanguard Target Retirement 2040 Trust II	188
Vanguard Target Retirement 2040 Fund	1,153
Vanguard Target Retirement 2045 Trust II	509
Vanguard Target Retirement 2045 Fund	3,776
Vanguard Target Retirement 2050 Trust II	142
Vanguard Target Retirement 2050 Fund	918
Vanguard Target Retirement 2055 Trust II	49
Vanguard Target Retirement 2055 Fund	363
Vanguard Target Retirement 2060 Trust II	11
Vanguard Target Retirement 2060 Fund	64
Vanguard Target Retirement Income Trust II	29
Vanguard Target Retirement Income Fund	446
Vanguard Total Bond Market Index Fund Institutional Shares	(863)
Vanguard Total Bond Market Index Fund Investor Shares	(3,658)
Vanguard Total International Stock Index Fund Institutional Plus Shares	1,345
Vanguard Total International Stock Index Fund Investor Shares	11,991
Vanguard Wellesley Income Fund Admiral Shares	(6,365)
Vanguard Wellesley Income Fund Investor Shares	13,396
Dividend income	37,971
Interest income	6,469
Net investment income	$311,070

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net increase prior to plan transfers per the financial statements for the year ended December 31, 2013 to net income per Form 5500 (dollar amounts in thousands):

Statement of changes in net assets available for benefits:
Net increase prior to plan transfers per the financial statements	191,931
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,390)
Net income per Form 5500	$185,541

(9)	Subsequent Events
(a) On March 13, 2014 the Administrative Committee approved the merger of the Weyerhaeuser Hourly 401(k) Plan into the Weyerhaeuser Salaried and NORPAC 401(k) Plan. The merger of the two plans is expected to occur in November of 2014.
(b)    On November 4, 2013, the Company announced that it had entered into a transaction agreement dated as of November 3, 2013 with TRI Pointe Homes, Inc. (TRI Pointe). Pursuant to the transaction agreement, WRECO will be divested through a Reverse Morris Trust transaction and ultimately become a wholly owned subsidiary of TRI Pointe.
On May 12, 2014, the board of directors of the Company announced its intention to distribute via a split-off transaction in connection with the “Reverse Morris Trust” transaction, pursuant to which a wholly owned subsidiary of TRI Pointe will merge with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe. In the split-off transaction, Weyerhaeuser shareholders will have the option to exchange some or all of their Weyerhaeuser common shares for WRECO common shares, which will immediately be converted into the right to receive shares of TRI Pointe common stock upon the consummation of the transaction.
All of the 100,000,000 issued and outstanding WRECO common shares (which will be converted into the right to receive 129,700,000 newly issued shares of TRI Pointe common stock) will be offered in exchange for Weyerhaeuser common shares in the offer, subject to adjustments in certain circumstances. The exchange offer will be subject to proration if the offer is over-subscribed, and the number of shares Weyerhaeuser accepts in the exchange offer may be less than the number of shares tendered.
If the exchange offer is consummated but not fully subscribed, then the additional WRECO common shares owned by Weyerhaeuser will be distributed as a pro rata dividend to Weyerhaeuser shareholders.
On May 12, 2014, the Plan was amended so no participant will have the opportunity to accept or reject any tender or similar offer resulting from the divestiture of Weyerhaeuser Real Estate Company (WRECO). Weyerhaeuser and its Administrative Committee have retained an independent third party to decide on behalf of all Plan participants whether and to what extent the Plan should participate in the Weyerhaeuser exchange offer related to the Weyerhaeuser Company stock within the Weyerhaeuser Stock Fund.
(c) Effective July 1, 2014, the Target Retirement Trust investment options in the Plan will move to a lower-cost share class, as outlined below. The funds’ investment type, objective and degree of risk will remain unchanged.

2014 Plan Options	2013 Plan Options
Vanguard Target Retirement 2010 Trust I	Vanguard Target Retirement 2010 Trust II
Vanguard Target Retirement 2015 Trust I	Vanguard Target Retirement 2015 Trust II
Vanguard Target Retirement 2020 Trust I	Vanguard Target Retirement 2020 Trust II
Vanguard Target Retirement 2025 Trust I	Vanguard Target Retirement 2025 Trust II
Vanguard Target Retirement 2030 Trust I	Vanguard Target Retirement 2030 Trust II
Vanguard Target Retirement 2035 Trust I	Vanguard Target Retirement 2035 Trust II
Vanguard Target Retirement 2040 Trust I	Vanguard Target Retirement 2040 Trust II
Vanguard Target Retirement 2045 Trust I	Vanguard Target Retirement 2045 Trust II
Vanguard Target Retirement 2050 Trust I	Vanguard Target Retirement 2050 Trust II
Vanguard Target Retirement 2055 Trust I	Vanguard Target Retirement 2055 Trust II
Vanguard Target Retirement 2060 Trust I	Vanguard Target Retirement 2060 Trust II
Vanguard Target Retirement Income Trust I	Vanguard Target Retirement Income Trust II